

September 3, 2010

Mr. John D. Hart
Chief Financial Officer
Continental Resources, Inc.
302 N. Independence, Suite 1500
Enid, OK 73701

> **Re:** **Continental Resources, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 20, 2010**
> **File No. 1-32886**

Dear Mr. Hart:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director